SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 18, 2009 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5900 Princess Garden Parkway,
7th Floor
Lanham, Maryland 20706
(Address of principal executive offices)

(301) 306-1111
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02.   **Results of Operations and Financial Condition.**

On February 18, 2009, Radio One, Inc. issued a press release setting forth the results for its fourth quarter ended December 31, 2008. A copy of the press release is attached as Exhibit 99.1.

ITEM 9.01.   **Financial Statements and Exhibits.**

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated February 18, 2009: Radio One, Inc. Reports Fourth Quarter Results.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

February 24, 2009   Peter D. Thompson

Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE

February 18, 2009
FOR IMMEDIATE RELEASE
Washington, DC

Contact: Peter D. Thompson, EVP and CFO
(301) 429-4638

RADIO ONE, INC. REPORTS
FOURTH QUARTER RESULTS

Washington, DC: Radio One, Inc. (NASDAQ: ROIAK and ROIA) today reported its results for the quarter ended December 31, 2008. Net revenue was approximately $74.3 million, a decrease of 0.6% from the same period in 2007. Station operating income[1] was approximately $31.1 million, an increase of 6.6% from the same period in 2007. The Company recorded a non-cash impairment charge against its FCC licenses, goodwill and other intangible assets of approximately $85.3 million, which led to a net operating loss of approximately $64.2 million. Net loss was approximately $6.3 million or a loss of $0.07 per basic share, a decrease from the reported net loss of approximately $388.1 million or $3.93 per basic share for the same period in 2007.

Alfred C. Liggins, III, Radio One's CEO and President stated, "The market for radio advertising continues to deteriorate sharply. While we outperformed our markets by 540 bps, our core radio revenues were down by 7.1% in the fourth quarter, despite a strong showing from political advertising. In this difficult environment, we continued to focus on cost cutting and de-leveraging the balance sheet. Our fourth quarter core radio EBITDA[6] was up by 1.3%, and our consolidated EBITDA increased by 19.8% to approximately $26.5 million, driven mainly by savings in corporate expenses and reduced losses in our internet division. We finished the year with total debt of approximately $675.2 million, down from approximately $815.5 million a year ago. During the year we re-purchased approximately $196.0 million of our $8^{7}/_{8}$% notes at an average discount of 38.4%. This has substantially increased the amount of capacity that we have under our bank covenants. Business conditions in the first quarter of 2009 are worse than we previously anticipated, with radio pacings down approximately 30% year to year. Our focus for 2009 is to improve our market share, save costs where possible and continue to de-lever the Company."

The Company also announced that effective with today's call, it was moving to an annual conference call schedule as opposed to a quarterly conference call schedule.

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RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS	Three Months Ended December 31,		Year Ended December 31,	
	2008	2007 (as adjusted)[2]	2008	2007 (as adjusted)[2]
	(unaudited)		(audited)	
	(in thousands)		(in thousands)	
NET REVENUE	$ 74,330	$ 74,779	$ 316,416	$ 319,552
OPERATING EXPENSES				
Programming and technical	20,659	19,113	81,934	73,574
Selling, general and administrative	22,547	26,478	104,524	101,522
Corporate selling, general and administrative	4,593	7,035	35,280	27,328
Stock-based compensation	404	486	1,777	2,991
Depreciation and amortization	5,067	3,721	19,124	14,768
Impairment of long-lived assets	85,284	205,545	423,220	211,051
Total operating expenses	138,554	262,378	665,859	431,234
Operating Loss	(64,224)	(187,599)	(349,443)	(111,682)
INTEREST INCOME	(49)	(390)	(491)	(1,242)
INTEREST EXPENSE	13,139	17,722	59,689	72,770
GAIN ON RETIREMENT OF DEBT	(67,323)	-	(74,017)	-
EQUITY IN (INCOME) LOSS OF AFFILIATED COMPANY[3]	(267)	5,628	3,652	15,837
OTHER EXPENSE, net	270	325	361	347
Loss before (benefit from) provision for income taxes, minority interest in income of subsidiaries and discontinued operations	(9,994)	(210,884)	(338,637)	(199,394)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(4,207)	47,919	(45,200)	54,083
MINORITY INTEREST IN INCOME OF SUBSIDIARIES	856	810	3,997	3,910
Net Loss from continuing operations	(6,643)	(259,613)	(297,434)	(257,387)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, net of tax	339	(128,525)	(5,510)	(134,114)
Net Loss	$ (6,304)	$ (388,138)	$ (302,944)	$ (391,501)
Weighted average shares outstanding - basic[4]	85,093,359	98,710,633	94,118,699	98,710,633
Weighted average shares outstanding - diluted[5]	85,093,359	98,710,633	94,118,699	98,710,633

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	Three Months Ended December 31,				Year Ended December 31,			
	2008		2007		2008		2007	
			(as adjusted)[2]				(as adjusted)[2]	
	(unaudited)				(audited)			
	(in thousands, except per share data)				(in thousands, except per share data)			
PER SHARE DATA - basic and diluted:								
Loss from continuing operations per share (basic)	$	(0.08) *	$	(2.63)	$	(3.16)	$	(2.61)
Loss from discontinued operations per share (basic)	$	0.00 *	$	(1.30)	$	(0.06)	$	(1.36)
Net loss per share (basic)	$	(0.07) *	$	(3.93)	$	(3.22)	$	(3.97)
Loss from continuing operations per share (diluted)	$	(0.08) *	$	(2.63)	$	(3.16)	$	(2.61)
Loss from discontinued operations per share (diluted)	$	0.00 *	$	(1.30)	$	(0.06)	$	(1.36)
Net loss per share (diluted)	$	(0.07) *	$	(3.93)	$	(3.22)	$	(3.97)
SELECTED OTHER DATA								
Station operating income [1]	$	31,124	$	29,188	$	129,958	$	144,456
Station operating income margin (% of net revenue)		41.9%		39.0%		41.1%		45.2%
Station operating income reconciliation:								
Net loss	$	(6,304)	$	(388,138)	$	(302,944)	$	(391,501)
Plus: Depreciation and amortization		5,067		3,721		19,124		14,768
Plus: Corporate selling, general and administrative expenses		4,593		7,035		35,280		27,328
Plus: Stock-based compensation		404		486		1,777		2,991
Plus: Equity in (income) loss of affiliated company [3]		(267)		5,628		3,652		15,837
Plus: (Benefit from) provision for income taxes		(4,207)		47,919		(45,200)		54,083
Plus: Minority interest in income of subsidiaries		856		810		3,997		3,910
Plus: Interest expense		13,139		17,722		59,689		72,770
Plus: Impairment of long-lived assets		85,284		205,545		423,220		211,051
Plus: Other expense, net		270		325		361		347
Less: Gain on retirement of debt		(67,323)		-		(74,017)		-
Less: (Income) loss from discontinued operations, net of tax		(339)		128,525		5,510		134,114
Less: Interest income		(49)		(390)		(491)		(1,242)
Station operating income	$	31,124	$	29,188	$	129,958	$	144,456
Adjusted EBITDA[6]	$	26,531	$	22,153	$	94,678	$	117,128
Adjusted EBITDA reconciliation:								
Net loss	$	(6,304)	$	(388,138)	$	(302,944)	$	(391,501)
Plus: Depreciation and amortization		5,067		3,721		19,124		14,768
Plus: (Benefit from) provision for income taxes		(4,207)		47,919		(45,200)		54,083
Plus: Interest expense		13,139		17,722		59,689		72,770
Less: Interest income		(49)		(390)		(491)		(1,242)
EBITDA	$	7,646	$	(319,166)	$	(269,822)	$	(251,122)
Plus: Equity in (income) loss of affiliated company [3]		(267)		5,628		3,652		15,837
Plus: Minority interest in income of subsidiaries		856		810		3,997		3,910
Plus: Impairment of long-lived assets		85,284		205,545		423,220		211,051
Plus: Stock-based compensation		404		486		1,777		2,991
Plus: Other expense, net		270		325		361		347
Less: Gain on retirement of debt		(67,323)		-		(74,017)		-
Less: (Income) loss from discontinued operations, net of tax		(339)		128,525		5,510		134,114
Adjusted EBITDA	$	26,531	$	22,153	$	94,678	$	117,128

* Per share amounts may not add due to rounding

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	December 31, 2008	December 31, 2007
	(audited)	
		(as adjusted)[2]
SELECTED BALANCE SHEET DATA:	(in thousands)	
Cash and cash equivalents	$ 22,289	$ 24,247
Intangible assets, net	944,969	1,310,321
Total assets	1,126,005	1,648,353
Total debt (including current portion)	675,152	815,504
Total liabilities	810,529	1,030,736
Total stockholders' equity	313,495	628,717
Minority interest in subsidiaries	1,981	3,889

	Current Amount Outstanding	Applicable Interest Rate
	(in thousands)	
SELECTED LEVERAGE AND SWAP DATA:		
Senior bank term debt (swap matures 6/16/2010) *(a)*	$ 25,000	6.27%
Senior bank term debt (swap matures 6/16/2012) *(a)*	25,000	6.47%
Senior bank term debt (at variable rates) *(b)*	114,701	4.13%
Senior bank revolving debt (at variable rates) *(b)*	206,500	5.03%
8-$\frac{7}{8}$% senior subordinated notes (fixed rate)	103,951	8.88%
6-$\frac{3}{8}$% senior subordinated notes (fixed rate)	200,000	6.38%
Capital lease obligation	214	6.24%

(a) A total of $50.0 million is subject to fixed rate swap agreements that became effective in June 2005. Under our fixed rate swap agreements, we pay a fixed rate plus a spread based on our leverage ratio, as defined in our Credit Agreement. That spread is currently set at 2.25% and is incorporated into the applicable interest rates set forth above.

(b) Subject to rolling three month and six month LIBOR plus a spread currently at 2.25% and, Prime rate plus a spread currently at 1.25% incorporated into the applicable interest rate set forth above. This tranche is not covered by swap agreements described in footnote (a).

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Radio One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Radio One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Radio One's reports on Forms 10-K, and 10-Q and other filings with the Securities and Exchange Commission. Radio One does not undertake any duty to update any forward-looking statements.

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Net revenue decreased to approximately $74.3 million for the quarter ended December 31, 2008, from approximately $74.8 million for the same period in 2007, a decrease of 0.6%. In April 2008, we acquired Community Connect Inc. ("CCI"), an online social networking company, which resulted in the consolidation of approximately $3.9 million in net revenue from CCI's operations during the quarter. However, declines in our radio revenues more than offset the additional revenue from CCI. While the radio markets in which we operate declined 14.2%, we experienced an 8.8% decline in our stations with a drop in local revenue driving most of the decline. Our Atlanta and Washington, DC markets experienced considerable net revenue declines, while we experienced more modest declines in our Cleveland, Dallas, Houston and Raleigh-Durham markets. These declines were offset in part by net revenue growth in our Indianapolis and Philadelphia radio markets, as well as increased net revenue from new syndicated programs and internet revenue from radio station websites, additional revenue from new websites recently launched by our internet segment, and increased revenue from Giant Magazine. Reach Media experienced a decline in revenue due to less revenue from the internet and radio syndication, and due to the absence of TV licensing revenue, which ended in 2007. Net revenue is reported net of agency and outside sales representative commissions of approximately $8.0 million and $8.9 million for the quarters ended December 31, 2008 and 2007, respectively. Excluding the approximately $3.9 million in net revenue generated by CCI, net revenue declined 5.8% for the quarter ended December 31, 2008, compared to the same period in 2007.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets decreased to approximately $47.8 million from approximately $52.6 million for the quarters ended December 31, 2008 and 2007, respectively, a decrease of 9.2%. Approximately $3.6 million of operating expenses resulted from consolidating the operating results of CCI. More than offsetting the additional operating expenses from CCI was savings from our various cost cutting initiatives, primarily a significant reduction in employee bonuses, reduced compensation from our August 2008 radio workforce reduction, and savings in the areas of marketing and promotions, events spending, legal and professional, travel and entertainment, and benefits resulting from the suspension of our 401(k) match program. In addition, we also spent less in revenue variable expenses such as commissions and national representative fees. Partially offsetting these spending declines were increases in expenses for research associated with Arbitron's new portable people meter methodology ("PPM"), higher on-air talent expenses, mainly for new syndicated shows, and additional bad debts expense due to general economic conditions. Excluding CCI's spending of approximately $3.6 million, operating expenses declined 15.9% for the three months ended December 31, 2008, compared to the same period in 2007.

Stock-based compensation decreased to $404,000 from $486,000 for the quarters ended December 31, 2008 and 2007, respectively, a decline of 16.9%. Stock-based compensation consists of expenses associated with our January 1, 2006 adoption of Statement of Financial Accounting Standards ("SFAS") No. 123(R), "*Share-Based Payment*," and expenses associated with restricted stock grants. The decrease in stock-based compensation was due to a decline in the Company's stock price, forfeitures and cancellations for former employees and the completion of the vesting period for certain stock options. The decrease was offset in part due to expense for additional stock options and restricted stock grants associated with new employment agreements for the Chief Executive Officer, the Founder and Chairperson and the Chief Financial Officer.

Depreciation and amortization expense increased to approximately $5.1 million compared to approximately $3.7 million for the quarters ended December 31, 2008 and 2007, respectively, an increase of 36.2%. The consolidation of CCI's operating results accounted for $709,000 of the increase, including $480,000 in amortization expense associated with certain assets acquired as part of that acquisition, mainly brand assets, advertiser relationships and a favorable office lease. Increased depreciation and amortization also resulted from expense associated with the acquisition of the assets of WPRS-FM (formerly WXGG-FM) in June 2008. Additional depreciation and amortization for capital expenditures made subsequent to December 31, 2007 were offset in part by a decrease in amortization expense associated with certain affiliate agreements acquired as part of our February 2005 purchase of 51% of Reach Media.

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Impairment of long-lived assets was approximately $85.3 million for the quarter ended December 31, 2008, compared to approximately $205.5 million for the same period in 2007. The amount relates to non-cash impairment charges recorded to reduce the carrying value of radio broadcasting licenses, goodwill and other intangible assets to their estimated fair values. The impairments occurred in 11 of our 16 markets, namely in Charlotte, Cincinnati, Cleveland, Columbus, Dallas, Detroit, Houston, Indianapolis, Raleigh-Durham, Richmond and St. Louis. The impairments are driven in large part by slower revenue growth at the industry and market levels and resulting deteriorating cash flows, declining radio station transaction multiples and a higher cost of capital. The recent and gradual decline in values for long-lived assets such as licenses and other intangibles are neither unique nor specific to our individual markets. This trend has impacted the valuations of the industry as a whole, and has impacted other broadcast and traditional media companies as well.

Interest expense decreased to approximately $13.1 million for the quarter ended December 31, 2008, from approximately $17.7 million for the same period in 2007, a decline of 25.9%. The decrease in interest expense resulted primarily from interest savings associated with lower net borrowings due to debt paydowns and bond redemptions and lower interest rates which impacted the variable portion of our debt. Interest expense savings was also driven by the absence of fees incurred with the operation of WPRS-FM (formerly WXGG-FM) pursuant to a local marketing agreement ("LMA") that began in April of 2007. LMA fees are classified as interest expense, and we closed on the purchase of WPRS-FM in June 2008 for approximately $38.0 million in cash.

Gain on retirement of debt was approximately $67.3 million for the quarter ended December 31, 2008, compared to no activity for the same period in 2007. The gain on retirement of debt was due to the redemption of $145.0 million of the Company's $8\frac{7}{8}$% senior subordinated notes due July 2011 during the quarter, at an average discount of 47.0%. An amount of $104.0 million remained outstanding as of December 31, 2008.

Equity in income of affiliated company was $267,000 for the quarter ended December 31, 2008, compared to an equity in loss of affiliated company of approximately $5.6 million for the same period in 2007. The amounts are attributable to our share of income or losses generated by TV One, LLC ("TV One") for the quarters ended December 31, 2008 and 2007, respectively. The Company's share of TV One's income or losses is driven by TV One's current capital structure and the Company's ownership levels in the equity securities of TV One that are currently absorbing its net income or losses. An adjustment was made to equity in loss of affiliated company for the quarter ended December 31, 2007 to correct for a change in TV One's capital structure. Pursuant to Staff Accounting Bulletin ("SAB") 99, "*Materiality*" and SAB 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,*" we increased the previously reported equity in loss of affiliated company for the quarter and year ended December 31, 2007 by approximately $1.7 million and $4.4 million, respectively.

Benefit from income taxes was approximately $4.2 million for the quarter ended December 31, 2008, compared to a tax provision of approximately $47.9 million for the quarter ended December 31, 2007. The decrease in the benefit for income taxes is primarily due to the tax effect of the sizeable decrease in pre-tax losses, the amortization of indefinite-lived assets that are deducted for tax purposes, but not deducted for book purposes, and the generation of deferred tax assets ("DTAs"), mainly federal and state net operating loss ("NOLs") carryforwards. Similar to 2007, except for DTAs in historically profitable filing jurisdictions, and DTAs associated with definite-lived assets, the Company recorded a full valuation allowance for additional generated DTAs, including NOLs, as it was determined that more likely than not, the DTAs would not be realized. As such, the benefit from income taxes for the current quarter was offset partially by recording a full valuation allowance against the additional NOLs generated from the tax deductible amortization of indefinite-lived assets, as well as recording a full valuation against DTAs created by the indefinite-lived asset impairment charges recorded in the current quarter. The current quarter tax benefit and offsetting valuation allowance resulted in an effective tax rate for the quarter ended December 31, 2008 of 42.1%, and an estimated annual effective tax rate of 13.4%.

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Income from discontinued operations, net of tax, was $339,000 for the quarter ended December 31, 2008, compared to a loss of approximately $128.5 million for the same period in 2007. Included in the income or loss from discontinued operations, net of tax, are the results of operations and gains or losses on the sales of certain stations, namely one of our Louisville stations, our Los Angeles and Miami stations and all of our Augusta stations. The loss from discontinued operations, net of tax, for the quarter ended December 31, 2007 was driven primarily by an impairment charge recorded for our Los Angeles station. Due to the effect of the valuation allowance recorded for DTAs as part of the tax provision, the income or loss from discontinued operations, net of tax, includes a tax benefit of $364,000 for the three months ended December 31, 2008, compared to a tax benefit of approximately $72.5 million for the same period in 2007.

Other pertinent financial information includes capital expenditures of approximately $1.1 million and $4.6 million for the quarters ended December 31, 2008 and 2007, respectively. In addition, as of December 31, 2008, Radio One had total debt (net of cash balances) of approximately $652.9 million.

Throughout the quarter ended December 31, 2008, the Company redeemed $145.0 million of its outstanding $8^7/_8$% senior subordinated notes due July 2011 at an average discount of 47.0%. For the quarter ended December 31, 2008, the redemption resulted in an approximately $67.3 million gain on the retirement of debt, and an amount of $104.0 million remained outstanding as of December 31, 2008. For the year ended December 31, 2008, the Company redeemed $196.0 million of the $8^7/_8$% senior subordinated notes at an average discount of 38.4%. For the year ended December 31, 2008, the redemption resulted in an approximately $74.0 million gain on the retirement of debt.

In March 2008, the Company's board of directors authorized a repurchase of shares of the Company's Class A and Class D common stock through December 31, 2009 of up to $150.0 million, the maximum amount allowable under the Credit Agreement. The amount and timing of such repurchases will be based on pricing, general economic and market conditions, and the restrictions contained in the agreements governing the Company's credit facilities and subordinated debt and certain other factors. While $150.0 million is the maximum amount allowable under the Credit Agreement, in 2005 under a prior board authorization, the Company utilized approximately $78.0 million to repurchase common stock leaving capacity of $72.0 million under the Credit Agreement. During the quarter ended December 31, 2008, the Company repurchased 11.3 million shares of Class D common stock for approximately $2.9 million at an average price of $0.26. For the year ended December 31, 2008, a total of 20.5 million shares were repurchased for approximately $12.1 million, at an average price of $0.59. As of December 31, 2008, the Company had $59.9 million in capacity available under the share repurchase program taking into account the limitations of the Credit Agreement and prior repurchase activity.

Supplemental Financial Information:

For comparative purposes, the following more detailed, unaudited and adjusted statements of operations for the three months and year ended December 31, 2008 and 2007 are included. These detailed, unaudited and adjusted statements of operations include certain reclassifications associated with accounting for discontinued operations. These reclassifications had no effect on previously reported net income or loss, or any other previously reported statements of operations, balance sheet or cash flow amounts. In addition, an adjustment was made to equity in loss of affiliated company for the quarter and year ended December 31, 2007 to correct for a change in TV One's capital structure. Pursuant to SAB 99, "*Materiality*" and SAB 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,*" we increased the previously reported equity in loss of affiliated company for the quarter and year ended December 31, 2007 by approximately $1.7 million and $4.4 million, respectively.

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Three Months Ended December 31, 2008
(in thousands, unaudited)

	Consolidated	Radio One	Reach Media	Internet/ Publishing	Corporate/ Eliminations/Other
STATEMENT OF OPERATIONS:					
NET REVENUE	$ 74,330	$ 60,202	$ 10,171	$ 4,685	$ (728)
OPERATING EXPENSES:					
Programming and technical	20,659	14,234	4,836	2,540	(951)
Selling, general and administrative	22,547	18,688	1,238	3,204	(583)
Corporate selling, general and administrative	4,593	-	1,402	-	3,191
Stock-based compensation	404	121	-	(64)	347
Depreciation and amortization	5,067	2,465	1,000	1,300	302
Impairment of long-lived assets	85,284	85,284	-	-	-
Total operating expenses	138,554	120,792	8,476	6,980	2,306
Operating (loss) income	(64,224)	(60,590)	1,695	(2,295)	(3,034)
INTEREST INCOME	(49)	-	(11)	(2)	(36)
INTEREST EXPENSE	13,139	-	1	7	13,131
GAIN ON RETIREMENT OF DEBT	(67,323)	-	-	-	(67,323)
EQUITY IN GAIN OF AFFILIATED COMPANY	(267)	-	-	-	(267)
OTHER EXPENSE, net	270	-	7	-	263
(Loss) Income before (benefit from) provision for income taxes, minority interest in income of subsidiaries and discontinued operations	(9,994)	(60,590)	1,698	(2,300)	51,198
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(4,207)	(6,563)	2,356	-	-
MINORITY INTEREST IN INCOME OF SUBSIDIARIES	856	-	-	-	856
Net (Loss) Income from continuing operations	(6,643)	(54,027)	(658)	(2,300)	50,342
INCOME FROM DISCONTINUED OPERATIONS, net of tax	339	339	-	-	-
Net (Loss) Income	$ (6,304)	$ (53,688)	$ (658)	$ (2,300)	$ 50,342

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Three Months Ended December 31, 2007
(in thousands, unaudited, as adjusted)

	Consolidated	Radio One	Reach Media	Internet/ Publishing	Corporate/ Eliminations/Other
STATEMENT OF OPERATIONS:					
NET REVENUE	$ 74,779	$ 64,794	$ 10,936	$ 385	$ (1,336)
OPERATING EXPENSES:					
Programming and technical	19,113	13,857	4,984	1,207	(935)
Selling, general and administrative	26,478	24,014	1,244	2,034	(814)
Corporate selling, general and administrative	7,035	-	1,715	-	5,320
Stock-based compensation	486	331	-	33	122
Depreciation and amortization	3,721	2,257	1,147	34	283
Impairment of long-lived assets	205,545	205,545	-	-	-
Total operating expenses	262,378	246,004	9,090	3,308	3,976
Operating (loss) income	(187,599)	(181,210)	1,846	(2,923)	(5,312)
INTEREST INCOME	(390)	-	(81)	-	(309)
INTEREST EXPENSE	17,722	600	5	-	17,117
EQUITY IN LOSS OF AFFILIATED COMPANY[3]	5,628	136	137	-	5,355
OTHER EXPENSE, net	325	-	43	43	239
(Loss) Income before provision for income taxes, minority interest in income of subsidiaries and discontinued operations	(210,884)	(181,946)	1,742	(2,966)	(27,714)
PROVISION FOR INCOME TAXES	47,919	47,882	37	-	-
MINORITY INTEREST IN INCOME OF SUBSIDIARIES	810	-	-	-	810
Net (Loss) Income from continuing operations	(259,613)	(229,828)	1,705	(2,966)	(28,524)
LOSS FROM DISCONTINUED OPERATIONS, net of tax	(128,525)	(128,525)	-	-	-
Net (Loss) Income	$ (388,138)	$ (358,353)	$ 1,705	$ (2,966)	$ (28,524)

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Year Ended December 31, 2008
(in thousands, unaudited)

	Consolidated		Radio One		Reach Media		Internet/ Publishing		Corporate/ Eliminations/Other	
STATEMENT OF OPERATIONS:										
NET REVENUE	$	316,416	$	258,011	$	46,965	$	15,298	$	(3,858)
OPERATING EXPENSES:										
Programming and technical		81,934		56,368		19,398		9,957		(3,789)
Selling, general and administrative		104,524		84,666		7,588		15,099		(2,829)
Corporate selling, general and administrative		35,280		-		7,050		-		28,230
Stock-based compensation		1,777		636		-		64		1,077
Depreciation and amortization		19,124		9,484		3,999		4,261		1,380
Impairment of long-lived assets		423,220		423,220		-		-		-
Total operating expenses		665,859		574,374		38,035		29,381		24,069
Operating (loss) income		(349,443)		(316,363)		8,930		(14,083)		(27,927)
INTEREST INCOME		(491)		-		(95)		(4)		(392)
INTEREST EXPENSE		59,689		711		2		24		58,952
GAIN ON RETIREMENT OF DEBT		(74,017)		-		-		-		(74,017)
EQUITY IN LOSS OF AFFILIATED COMPANY		3,652		-		-		-		3,652
OTHER EXPENSE, net		361		48		7		46		260
(Loss) Income before (benefit from) provision for income taxes, minority interest in income of subsidiaries and discontinued operations		(338,637)		(317,122)		9,016		(14,149)		(16,382)
(BENEFIT FROM) PROVISION FOR INCOME TAXES		(45,200)		(48,440)		3,240		-		-
MINORITY INTEREST IN INCOME OF SUBSIDIARIES		3,997		-		-		-		3,997
Net (Loss) Income from continuing operations		(297,434)		(268,682)		5,776		(14,149)		(20,379)
LOSS FROM DISCONTINUED OPERATIONS, net of tax		(5,510)		(5,510)		-		-		-
Net (Loss) Income	$	(302,944)	$	(274,192)	$	5,776	$	(14,149)	$	(20,379)

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Year Ended December 31, 2007
(in thousands, unaudited, as adjusted)

	Consolidated	Radio One	Reach Media	Internet/ Publishing	Corporate/ Eliminations/Other
STATEMENT OF OPERATIONS:					
NET REVENUE	$ 319,552	$ 269,825	$ 49,822	$ 3,153	$ (3,248)
OPERATING EXPENSES:					
Programming and technical	73,574	53,466	19,909	3,839	(3,640)
Selling, general and administrative	101,522	89,811	8,564	4,409	(1,262)
Corporate selling, general and administrative	27,328	-	7,585	-	19,743
Stock-based compensation	2,991	1,820	-	103	1,068
Depreciation and amortization	14,768	9,006	4,545	87	1,130
Impairment of long-lived assets	211,051	211,051	-	-	-
Total operating expenses	431,234	365,154	40,603	8,438	17,039
Operating (loss) income	(111,682)	(95,329)	9,219	(5,285)	(20,287)
INTEREST INCOME	(1,242)	-	(99)	-	(1,143)
INTEREST EXPENSE	72,770	1,201	5	-	71,564
EQUITY IN LOSS OF AFFILIATED COMPANY[3]	15,837	669	674	-	14,494
OTHER EXPENSE, net	347	8	43	56	240
(Loss) Income before provision for income taxes, minority interest in income of subsidiaries and discontinued operations	(199,394)	(97,207)	8,596	(5,341)	(105,442)
PROVISION FOR INCOME TAXES	54,083	51,523	2,560	-	-
MINORITY INTEREST IN INCOME OF SUBSIDIARIES	3,910	-	-	-	3,910
Net (Loss) Income from continuing operations	(257,387)	(148,730)	6,036	(5,341)	(109,352)
LOSS FROM DISCONTINUED OPERATIONS, net of tax	(134,114)	(134,114)	-	-	-
Net (Loss) Income	$ (391,501)	$ (282,844)	$ 6,036	$ (5,341)	$ (109,352)

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Radio One will hold a conference call to discuss its results for the fourth quarter of 2008. This conference call is scheduled for Thursday, February 19, 2009 at 10:00 a.m Eastern Daylight Time. To participate on this call, U.S. callers may dial toll free 1-888-428-4480; international callers may dial direct (+1) 612-332-0637 at least five minutes prior to the scheduled time of the call.

The conference call will be recorded and made available for replay from 12:30 p.m. Eastern Daylight Time February 19, 2009 until 11:59 p.m. Eastern Daylight Time February 20, 2009. Interested parties may listen to the replay by calling 1-800-475-6701; international callers may dial direct (+1) 320-365-3844. The replay Access Code is 981087. Access to live audio and replay of the conference call will also be available on Radio One's corporate website at (www.radio-one.com). The replay will be made available on the website for seven calendar days following the call.

Radio One, Inc. (www.radio-one.com) is one of the nation's largest radio broadcasting companies and the largest radio broadcasting company that primarily targets African-American and urban listeners. Radio One currently owns 53 broadcast stations located in 16 urban markets in the United States. Additionally, Radio One owns Interactive One (www.interactiveone.com), an online platform serving the African-American community through social content, news, information, and entertainment, which operates a number of branded sites, including News One, UrbanDaily, and HelloBeautiful, Magazine One, Inc. (d/b/a Giant Magazine) (www.giantmag.com), interests in TV One, LLC (www.tvoneonline.com), a cable/satellite network programming primarily to African-Americans, Reach Media, Inc. (www.blackamericaweb.com), owner of the Tom Joyner Morning Show and other businesses associated with Tom Joyner, and Community Connect Inc. (www.communityconnect.com), an online social networking company, which operates a number of branded websites, including BlackPlanet, MiGente, and Asian Avenue.

Notes:

1   "Station operating income" consists of net loss before depreciation and amortization, corporate expenses, stock-based compensation, equity in (income) loss of affiliated company, benefit from income taxes, minority interest in income of subsidiaries, interest expense, impairment of long-lived assets, other expense, gain on retirement of debt, (income) loss from discontinued operations, net of tax, and interest income. Station operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless we believe station operating income is often a useful measure of a broadcasting company's operating performance and is a significant basis used by our management to measure the operating performance of our stations within the various markets because station operating income provides helpful information about our results of operations apart from expenses associated with our physical plant, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Station operating income is frequently used as one of the bases for comparing businesses in our industry, although our measure of station operating income may not be comparable to similarly titled measures of other companies. Station operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of operating income to station operating income has been provided in this release.

2   Certain reclassifications associated with accounting for discontinued operations have been made to prior quarter balances to conform to the current presentation. These reclassifications had no effect on any other previously reported net income or loss or any other statement of operations, balance sheet or cash flow amounts. Where applicable, these financial statements have been identified as "as adjusted".

3   An adjustment was made to equity in loss of affiliated company for the quarter and year ended December 31, 2007 to correct for a change in TV One's capital structure. Pursuant to SAB 99, "*Materiality*" and SAB 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,*" we increased the previously reported equity in loss of affiliated company for the quarter and year ended December 31, 2007 by approximately $1.7 million and $4.4 million, respectively.

4   For the quarter ended December 31, 2008 and 2007, Radio One had 85,093,359 and 98,710,633 shares of common stock outstanding on a weighted average basis, diluted for outstanding stock options, respectively.

5   For the year ended December 31, 2008 and 2007, Radio One had 94,118,699 and 98,710,633 shares of common stock outstanding on a weighted average basis, diluted for outstanding stock options, respectively.

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6 "Adjusted EBITDA" consists of net loss plus (1) depreciation, amortization, benefit from income taxes, interest expense, equity in (income) loss of affiliated company, minority interest in income of subsidiaries, impairment of long-lived assets, stock-based compensation, other expense, (income) loss from discontinued operations, net of tax, less (2) interest income and gain on retirement of debt. Net income before interest income, interest expense, benefit from income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. We believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant basis used by our management to measure the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, as well as our equity in (income) loss of our affiliated company, gain on retirements of debt financing, and any discontinued operations. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our physical plant, capital structure or the results of our affiliated company. Adjusted EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income to EBITDA and Adjusted EBITDA has been provided in this release.